1-13200

P.E. 4-24-02

02031295

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

April 24, 2002

GRUPO ELEKTRA, S.A. de C.V.

(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

1-13200
(Commission File Number)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X   Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____   No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

GRUPO ELEKTRA, S.A de C.V.
(Registrant)

By: ______________________________
Alvaro Rodríguez Arregui.
Chief Financial Officer

Dated: April 24, 2002.

Elektra®

GRUPO ELEKTRA ANNOUNCES FIRST QUARTER RESULTS

· Revenue Increases 9% as Retail Revenue Increases 14%
· Strong Balance Sheet a Key Advantage
· New Banking License Granted

Mexico City, April 23, 2002 – Grupo Elektra S.A. de C.V. (BMV: Elektra, NYSE:EKT), Latin America's leading specialty retailer and consumer finance company, today reported financial results for the first quarter ended March 31, 2002.

On a consolidated basis, in the first quarter of the year revenue increased 9% to the equivalent of US$ 439.6 million, from US$ 403.0 million in the first quarter of 2001. Revenue from our retail operations increased 14% to the equivalent of US$ 356.4 million, from US$ 311.9 million in the first quarter of 2001. Meanwhile, revenue in our consumer finance operations decreased 9%, from US$ 91.1 million in 1Q01 to US$ 83.2 million in the same quarter of 2002.

Consolidated gross profit was US$ 177.2, representing a 3% YoY decrease from the US$ 182.4 million reported in the 1Q01. Gross profit in our retail operations was US$ 114.1 million in the first quarter, a 2% increase compared to the US$ 112.4 million reported in the same quarter of 2001. *Gross profit for the consumer finance operations decreased 10%, from US$ 70.0 million* in 1Q01 to US$ 63.1 million in 1Q02.

EBITDA was US$ 64.5 million, a 13% decrease from US$ 73.8 million reported a year ago. Operating income decreased 20% to US$ 41.5 million, from last year's first quarter US$ 51.8 million.

"This is a time of opportunity when we will continue consolidating our leadership in the specialty retail segment, as our smaller and weaker competitors face ever-increasing difficulties to holding their own in their retail and consumer finance operations," said Javier Sarro, chief executive officer of Elektra. "Our sound business model generated significant top-line growth, fueled by a strategy geared directly toward gaining market share in an otherwise weak economic environment. This strategy relies on Grupo Elektra's core strengths -- strong balance sheet position, extensive store network, top-of-the-line technology, efficient cost structure and strong brands plus our unmatched capabilities and experience in the consumer finance area."

Álvaro Rodríguez, chief financial officer, commented: "We closed the first quarter of 2002 with a strengthened balance sheet that includes a cash position of US$ 238 million and a debt with cost net of cash of US$ 268 million, with most of the debt placed long-term." He added: "This allowed us to continue managing our business in a counter-cyclical manner, meaning that during a time of intense competition Grupo Elektra, on a region and product-specific basis, selectively becomes more aggressive in terms of pricing and promotions. It is in difficult times like this that such initiatives really pay-off. This is a much more competitive strategy than that employed by other participants in the specialty retail sector, enabling Elektra, our core store chain, to enjoy an 18% growth in revenue while the overall market has remained flat."

He added: "Gross profit declined because the lengthening in average payment terms has a double negative effect. On the one hand, we accrue the mark-up over a longer period of time, which impacts negatively on revenues; and, on the other hand, our cost side increases as we book upfront 100 percent of the provision. Nonetheless, we must emphasize the fact that this is a short-term effect, as it will benefit the Company in the medium term."

At the beginning of April, the Mexican Ministry of finance granted Grupo Elektra the first banking license since 1994. Commenting on this important development for the company, Mr Sarro said: "This newly-acquired banking license will allow us to further leverage our existing competitive advantages. We will now potentially have the ability to increase our penetration of the middle-to-lower income households, a traditionally under-served segment of the Mexican population in terms of consumer finance. This new bank will be 100% owned and capitalized by Grupo Elektra and will be accounted for as a non-restricted, wholly owned subsidiary. The initial capital of the bank will be approximately US$ 25 million, and the funds will come from our cash balance. We expect to begin operations in the second half of 2002."

First Quarter 2002 Highlights:

- Retail operations revenues rose 14% YoY, while consumer finance operations declined 9% YoY, leading to a 9% YoY growth in consolidated revenues.
- Strong balance sheet position: Cash of US$ 238 million, up 120% YoY and 11% QoQ.
- 9th securitization of accounts receivable raised approximately US$ 80 million.
- Grupo Elektra receives license from Ministry of Finance to operate a consumer bank.

Consolidated gross profit was down 3% YoY, from US$ 182.4 million in 1Q01 to US$ 177.2 million in 1Q02, while EBITDA declined by 13%, from US$ 73.8 million in 1Q01 to US$ 64.5 million in 1Q02. This was largely the result of the decline in the results of the credit operations and to a lesser extent the results of the retail operations:

Consumer Finance Operations:

- Placement of new credits at longer maturities compared to those placed during 1Q01. This has two negative effects:
  - Higher provisions for doubtful accounts due to longer credit terms, which are booked immediately and not accrued.
  - Slower mark-up accrual.

Retail Operations:

- A more competitive strategy amidst a flat market which produced lower margins.

Consolidated Operating Performance:

Millions of pesos[1] and dollars[2] except percentages and per share amounts

	1Q01	1Q02	% Incr.
Net Revenue			
Pesos	3,631.0	3,960.8	9
US $	403.0	439.6	9
EBITDA			

Pesos	665.1	581.3	-13
US $	73.8	64.5	-13
Net Income			
Pesos	267.3	260.6	-2
US $	29.7	29	-2
Earnings per Share			
Pesos per CPO[3]	0.22	0.21	-5
US $ per ADR[3]	0.25	0.24	-4

1. Constant pesos of March 31,2002 purchasing power
2. Currency amounts in Mexican pesos (Ps.) are translated into US dollars (US$) at the exchange rate of Ps. 9.01 per US$
3.. Calculation based on 1,215 million CPO's (121.5 million ADR equivalent) outstanding at March 31, 2002 and 1,207 million CPO's (120.7 million ADR equivalent) outstanding at March 31, 2001.

Operational Breakdown for the First Quarter

Retail Operations

1) Store Formats

Elektra revenue in Mexico and Latin America increased 18% to Ps. 2,759.2 million compared with Ps. 2,337.2 million for 1Q01. Gross profit increased 5% from Ps. 859.9 million in 1Q01 to Ps. 902.7 million in 1Q02. Elektra's merchandise gross margin was 33% for 1Q02, compared to 37% in 1Q01.

Salinas y Rocha revenue for the first quarter increased 8% to Ps. 234.0 million from Ps. 216.6 million in 1Q01. Gross profit increased 1% to Ps. 67.0 million in 1Q02 from Ps. 66.6 million in 1Q01. Salinas y Rocha's gross margin was 29% at the end of 1Q02, compared with 31% reported for 1Q01.

Bodega de Remates revenue for the first quarter increased 5% to Ps. 136.2 million from Ps. 129.4 in 1Q01. Gross profit decreased 19% from Ps. 34.4 million in 1Q01 to Ps. 27.8 million in 1Q02. Bodega de Remates' gross margin was 20% at the end of 1Q02, compared with 27% reported for 1Q01.

THE ONE revenue for the first quarter decreased 35% to Ps. 81.9 million from Ps. 126.9 million in 1Q01. Gross profit decreased 40%, from Ps. 51.7 million in 1Q01 to Ps. 30.8 million in 1Q02. THE ONE's gross margin at the end of 1Q02 was 37.6%, compared with 40.7% in 1Q01.

2) Products and Services

Revenue in our core lines of products (electronics, white line, furniture and small appliances which represent 82% of total products and services revenue) increased 12% to Ps. 2,604.3 million in 1Q02 from Ps. 2,323.7 million in 1Q01. Gross profit from these lines increased 3%, from Ps. 747.7 million in 1Q01 to Ps. 768.0 million in 1Q02. Gross margin was 29.5% in 1Q02, compared with 32.2% in 1Q01.

Milenia. Revenue decreased 1% in the first quarter to Ps. 52.5 million, compared to Ps. 53.2 million in 1Q01. Gross profit decreased 8%, from Ps. 37.2 million in 1Q01 to Ps 34.2 million in 1Q02. Gross margin was 65.1%, compared with 70% in 1Q01.

Fotofacil. Revenues increased 24% to Ps. 43.8 million, from Ps. 35.4 million in 1Q01. Gross profit increased 17% to Ps. 15.6 million in 1Q02 from Ps. 13.3 million in 1Q01. Gross margin was 35.6%, compared with 37.6% in 1Q01.

Unefon (BMV: UNEFONA). Revenue increased 81% to Ps. 178.9 million from Ps. 99.1 million in 1Q01. Gross profit increased 80% to Ps. 39.0 million from Ps. 21.6 million in 1Q01. Gross margin was 21.8%, same as in 1Q01.

Dinero en Minutos. Revenue decreased 31% to Ps. 70.1 million compared to Ps. 101.6 million in 1Q01. Gross profit decreased 30%, from Ps. 97.7 million in 1Q01 to Ps. 68.5 million in 1Q02. Gross margin was 97.7%, compared with 96.2% in 1Q01.

Dinero Express. Revenue and gross profit increased 20% during 1Q02, from Ps. 35.5 million in 1Q01 to Ps. 42.5 million in 1Q02. Gross margin is 100% as there is no imputed cost to this service.

Guardadito. At the end of 1Q02, *Guardadito* savings accounts were 900,000 compared to 1.6 million at the end of 1Q01. This is the result of a purge process of the portfolio, through which we charge a handling fee of Ps.1 per month to those accounts with a balance below Ps 50. As a result of this purge process, the average balance per account went from Ps. 270 in 1Q01 to Ps. 420 in 1Q02.

Computers, Peripherals and Accessories. Revenue increased 224% to Ps. 145.1 million from Ps. 44.7 million in 1Q01. Gross profit increased 175% from Ps. 12.2 million in 1Q01 to Ps. 33.5 million in 1Q02. Gross margin was 23.1%, compared with 27.3% in 1Q01.

Consumer Finance Operations

CREDIMAX (Credit)

- The average term of the credit portfolio at the end of 1Q02 was 47 weeks, a one-week increase from 46 weeks at the end of 4Q01 and a three-week increase from 43 weeks at the end of 1Q01.
- Credit revenue was Ps. 749.6 million, down 9% from Ps. 821.0 million reported in 1Q01.
- Credit gross margin for the quarter was 76% compared to 77% in the same period of the prior year.
- Credit gross profit was down 10%, from Ps. 630.6 million in 1Q01 to Ps. 568.3 million in 1Q02.
- At the end of the quarter, Grupo Elektra had a total of 1.88 million active accounts in its consumer credit program, compared to 1.94 million in 1Q01.

- Gross customer accounts receivable reached the equivalent of US$ 425 million compared to the equivalent of US$ 416 million at the end of 1Q01.

Balance Sheet and CAPEX

Total debt with cost as of March 31, 2002 were the equivalent of US$ 506.7 million, compared to US$ 482.4 million in the year ago period. Debt with cost minus cash at the end of the quarter was the equivalent of US$ 268.2 million, a 28.4% decrease compared to the end of 1Q01. This decrease in debt with cost minus cash is due to a 121% YoY cash increase, resulting from our cash-accumulation strategy, partially offset by our increasing funding needs coming from our 12-month lending strategy at the credit operations.

Capital expenditures in the first quarter were US$2.6 million, principally for store openings. Our current estimated CAPEX for the year stands at approximately US$75 million.

During 1Q02, there were 8 store openings (7 Elektra and 1 Bodega de Remates), and there were 16 store closings (4 Elektra, 2 Salinas y Rocha and 10 The One). Overall, there were 8 net store closings during the quarter, bringing the total number of stores to 944 as of the end of 1Q02.

Grupo Elektra – Tradition with Vision

Grupo Elektra is Latin America's leading specialty retailer and consumer finance company. Grupo Elektra sells goods and services through its *Elektra, Salinas y Rocha, and THE ONE* stores and over the Internet. The Group operates almost 1,000 stores in Mexico and five other countries in Latin America, as well as its virtual stores, offering household appliances, furniture, and clothing. Financial services include consumer credit, money transfers, extended warranties, servicing of home mortgages, and savings accounts. To learn more about Grupo Elektra, please visit our website at www.grupoelektra.com.mx.

Investor and Press Inquiries:

Juan Carlos Creixell
Investor Relations Coordination
Grupo Elektra S.A de C.V,
Tel. (52) 5629 9333
Fax. (52) 5629 9234
jcreixell@elektra.com.mx

Esteban Galíndez, CFA
Director of Investor Relations
Grupo Elektra, S.A. de C.V.
Tel. (52) 5629 9333
Fax. (52) 5629 9234
egalindez@elektra.com.mx

Elric Martinez
The Dilenschneider Group
New York
Tel. (212) 922 0900
emartinez@dgi-nyc.com

Elektra

Grupo Elektra's Annual Shareholders Meeting Approves Dividend

Mexico City, April 23, 2002 – Grupo Elektra S.A. de C.V. (BMV: Elektra, NYSE: EKT), Latin America's largest specialty retailer and consumer finance company, announced today that its annual shareholders meeting declared a dividend of Ps. 0.12483 per CPO (equivalent to US$ 0.0134791), or Ps. 1.2483 per ADR (equivalent to US$ 0.134791), totaling approximately US$ 16 million. This represents approximately 6 percent of Elektra's EBITDA for the year 2001. The dividend will be paid on April 29, 2002.

Mr. Álvaro Rodríguez, CFO of Grupo Elektra, commented: "The dividend approved by the annual shareholders meeting represents a yield of 1.4%, one of the highest yields among Mexican corporations. In addition, Grupo Elektra has one of the best dividend payout ratios in Mexico. Over the past six years, the company has distributed an average of 7.2 percent of EBITDA in dividends, which represent more than US$93 million."

Elektra – Progress Through Affordable Goods and Services

Grupo Elektra is Latin America's leading specialty retailer and consumer finance company. Elektra sells goods and services through its Elektra, Salinas y Rocha, and THE ONE stores and over the Internet. The Group operates almost 1,000 stores in Mexico and five other countries in Latin America, as well as its virtual stores, offering household appliances, furniture and clothing. Financial services include consumer credit, money transfers, savings accounts and extended warranties. Elektra also holds a major indirect investment in TV Azteca, one of two broadcast television networks in Mexico. For additional information, please visit our website at www.grupoelektra.com.mx

This is a "Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995. Any forward-looking statements contained herein, including those related to the Company's performance for the year 2001 and beyond, are based on the Company's historical performance and on current plans, estimates and expectations. They are subject to various risks and uncertainties, including but not limited to, risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. These risks could cause the Company's actual results for the year 2001 and beyond to differ materially from those expressed in any forward-looking statement made by or on behalf of the Company. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Investor and Press Inquiries:

Juan Carlos Creixell

Investor Relations Coordinatior
Grupo Elektra S.A. de C.V,
Tel. (52) 5629 93 33
Fax. (52) 5629 92 34
jcreixell@elektra.com.mx

Esteban Galindez, CFA
Director of Investor Relations
Grupo Elektra, S.A. de C.V.
Tel. (52) 5629 93 33
Fax. (52) 5629 92 34
egalindez@elektra.com.mx

Elric Martinez
Dilenschneider Group
New York
(212) 922 0900
emartinez@dgi-nyc.com

Elektra

Grupo Elektra Names New Member to the Board of Directors

Mexico City, April 23, 2002—Grupo Elektra S.A. de C.V. (BMV: ELEKTRA, NYSE: EKT), Latin America's largest specialty retailer and consumer finance company, today announced that during its annual shareholders meeting, Karen L. Hendricks was appointed to its Board of Directors. Ms. Hendricks is replacing Robert Bowman, who has served on the Grupo Elektra Board of Directors since January 2000. The company's bylaws establish that independent board members can hold their posts in renewable one-year periods.

"We are very pleased to have Karen joining our Board of Directors", said Ricardo Salinas, Chairman of the Board of Grupo Elektra." In an atmosphere where investor confidence has been shaken by recent global corporate events, it is crucial that Boards contain outside directors like Karen who has a reputation for honesty, integrity, and commitment to good corporate practices. In addition, she brings tremendous value with her expertise in areas such as consumer branding, management and finance."

Ms. Hendricks is the retired Chairman, Chief Executive Officer, and President of the Baldwin Piano & Organ Company, based in Cincinnati, Ohio, where she served from 1995 to 2001. Before joining Baldwin, she was Executive Vice President and General Manager of the Dial Corporation's Skin Care Division.

Ms. Hendricks spent almost 21 years of her professional career with the Procter & Gamble Company. She began in product development following graduation from Ohio State University with a B.S degree in Chemical Engineering.

Ms. Hendricks is currently a member of the Board of Directors of Corn products International, Inc., serving on its Compensation & Nominating Committee. Previously, she was a Board member of the Columbia Energy Group serving on its Audit and Corporate Governance Committees and on the Board of the ACNielsen Corporation as a member of its Audit Committee.

We invite you to visit our award winning corporate website at www.grupoelektra.com.mx

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Grupo Elektra – Tradition with Vision

Grupo Elektra is Latin America's leading specialty retailer and consumer finance company. Grupo Elektra sells goods and services through its *Elektra, Salinas y Rocha, and THE ONE* stores and over the Internet. The Group operates almost 1,000 stores in Mexico and five other countries in Latin America, as well as its virtual stores, offering household appliances, furniture, and clothing. Financial services include consumer credit, money transfers, extended warranties, servicing of home mortgages, and savings accounts. To learn more about Grupo Elektra, please visit our website at www.grupoelektra.com.mx.

Investor and Press Inquiries:

Juan Carlos Creixell
Investor Relations Coordination
Grupo Elektra S.A de C.V,
Tel. (52) 5629 9333
Fax. (52) 5629 9234
jcreixell@elektra.com.mx

Esteban Galíndez, CFA
Director of Investor Relations
Grupo Elektra, S.A. de C.V.
Tel. (52) 5629 9333
Fax. (52) 5629 9234
egalindez@elektra.com.mx

Elric Martinez
The Dilenschneider Group
New York
Tel. (212) 922 0900
emartinez@dgi-nyc.com

Board of Directors Approves New Share Structure: One Share = One Vote

Initiative to provide more liquidity, simplicity, equal voting rights and transparency

Mexico City, April 24, 2002 - Grupo Elektra (BMV:ELEKTRA, NYSE:EKT), Latin America's leading specialty retailer and consumer finance company announced that in its recent meeting, the Board of Directors approved the conversion of all existing series of shares into a single class of shares that will trade in the US and Mexican markets, all of them with the same voting rights.

Javier Sarro, CEO of Grupo Elektra commented, "We are happy that the share conversion was approved. Grupo Elektra's capital structure will be more transparent. In addition, the move to a one-share, one-vote standard puts Grupo Elektra in line with international corporate governance practices and capital markets expectations."

Today the capital stock of the company is comprised of three different series of shares:

- Voting series "A", representing 33.5% of total outstanding shares,
- Voting series "B", representing 56.4% of total outstanding shares, and
- Limited-voting series "L", representing 10.1% of total outstanding shares.

In addition, some of these shares are deposited in a trust. The trust has issued CPOs (*certificado de participación ordinaria*), a certificate comprised of two series "B" shares and one series "L" share. The CPOs represent the main vehicle to invest in the stock of Grupo Elektra. Also, the company has an ADR program through which its shares trade on the NYSE. Each ADR represents 10 CPOs.

Currently, the public float in the form of CPOs and ADRs represents approximately 26.5% of the total economic rights, but only 19.7% of the total voting rights.

In the future, the conversion into one series of shares will maintain the economic rights of the public float. However, minority shareholders will benefit by the increase in their voting rights. Thus, after the conversion, the public float would have 26.5% of both, economic and voting rights.

Through the conversion of its shares into a single series of shares, Grupo Elektra would pioneer once again, among its emerging markets' peers, its strongly-rooted adherence to global best corporate governance practices.

With this initiative the company hopes to:

- Improve the liquidity of its stock.
- Make it easier to track and evaluate per share performance.
- Have a fair and transparent structure – same rights for all shareholders by eliminating the trust.
- Be at the forefront of corporate governance best practices.

Grupo Elektra expects to start the conversion process shortly, once it is ratified by an upcoming shareholders meeting. The full process is expected to be completed within the year.

We invite you to visit our award winning corporate website at www.grupoelektra.com.mx

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Grupo Elektra – Tradition with Vision

Grupo Elektra is Latin America's leading specialty retailer and consumer finance company. Grupo Elektra sells goods and services through its *Elektra, Salinas y Rocha, and THE ONE* stores and over the Internet. The Group operates almost 1,000 stores in Mexico and five other countries in Latin America, as well as its virtual stores, offering household appliances, furniture, and clothing. Financial services include consumer credit, money transfers, extended warranties, servicing of home mortgages, and savings accounts. To learn more about Grupo Elektra, please visit our website at www.grupoelektra.com.mx.

Investor and Press Inquiries:

Juan Carlos Creixell
Investor Relations Coordination
Grupo Elektra S.A de C.V,
Tel. (52) 5629 9333
Fax. (52) 5629 9234
jcreixell@elektra.com.mx

Esteban Galíndez, CFA
Director of Investor Relations
Grupo Elektra, S.A. de C.V.
Tel. (52) 5629 9333
Fax. (52) 5629 9234
egalindez@elektra.com.mx

Elric Martinez
The Dilenschneider Group
New York
Tel. (212) 922 0900

emartinez@dgi-nyc.com